Exhibit 99.1

NEWS RELEASE	181 University Ave., Suite 2000 Toronto, ONM5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

LAKE SHORE GOLD REPORTS SOLID PROGRESS IN 2012, COMPANY NEARING COMPLETION OF KEY CONSTRUCTION PROGRAMS, STRONG PRODUCTION GROWTH AND LOWER COSTS PLANNED IN 2013

TORONTO, ONTARIO— (Marketwire — March 18, 2013) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) (“Lake Shore Gold” or the “Company”) today announced financial and operating results for the full-year and fourth quarter of 2012. Highlights of the year include: meeting the Company’s production guidance; achieving significant development and construction progress; effectively managing operating costs and capital investment; and ending the year positioned for production growth of 40% or more in 2013 (120,000 to 135,000 ounces) and well financed.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “Last year was our peak year for capital investment, development and construction as we advanced the Timmins West Mine and kept our mill expansion on track for completion during the second quarter of 2013. It was also a year in which we achieved our production guidance, reported average cash costs per tonne below expected levels and capital expenditures at the low end of our target range. Based on the progress achieved in 2012, we are now poised for strong production growth, sharply lower capital investment and improved operating costs in 2013.”

Full Year and Fourth Quarter 2012 Review

Met Production Guidance

•                  Produced 85,782 ounces of gold in 2012 (719,298 tonnes at 3.9 grams per tonne), in line with guidance. Gold poured from 2012 production totaled 85,184 ounces with 83,779 ounces sold at an average price of US$1,666 per ounce.

•                  Produced 23,738 ounces of gold in the fourth quarter of 2012 (181,575 tonnes at 4.2 grams per tonne), with gold poured of 24,041 ounces and 19,940 ounces sold at an average price of US$1,719 per ounce.

Achieved Significant Development and Expansion Progress

•                  Completed 11,900 metres of mine development at its Timmins West and Bell Creek mines, as well as approximately 140,000 metres of delineation and infill drilling. Development and drilling during the year was completed to better define resources and outline mineralization in support of production growth and to optimize mine planning.

•                  Extended Timmins Deposit ramp to 790 Level and connected lower mine at Thunder Creek from 660 Level to 765 Level. Ramp at Bell Creek driven to 610 Level with drill drift established to support evaluation of the Bell Creek deposit at depth.

•                  Completed phase one of Company’s mill expansion in December, increased processing capacity by 25% to 2,500 tonnes per day.

•                  Completed 3,030 metres of mine development in fourth quarter of 2012, as well as 27,000 metres of delineation and infill drilling.

Effectively Managed Operating Costs and Capital Investment

•                  Reported cash operating costs per tonne in 2012 of $115, below target levels. On a per ounce basis, cash operating costs were US$996 in 2012 (including $30 relating to royalties). For the fourth quarter 2012, cash operating costs totaled $124 per tonne or US$990 per ounce (including $36 relating to royalties).

•                  Effectively managed capital investment during peak investment phase of Timmins West Mine development and mill expansion projects with total investment of $160.7 million for projects and $9.1 million for exploration, in line with the Company’s target for total capital investment of $170 to $175 million.

•                  Capital investment during the fourth quarter 2012 totaled $36.6 million, with $1.5 million invested in exploration.

Increased Cash Earnings and Added Capital to Fund Growth

•                  Cash earnings from mine operations in 2012 were $53.7 million, an increase of approximately 70% from 2011. Fourth quarter 2012 cash earnings from mine operations totaled $14.3 million compared with $8.7 million for the same period in 2011. (In 2012, Timmins West Mine, including Timmins Deposit and Thunder Creek, and Bell Creek Mine were in commercial production, while only Timmins Deposit was in commercial production in 2011.)

•             Net loss for the year totaled $317.9 million or $0.77 per common share. Excluding a non-cash impairment charge of $302.5 million and related deferred tax recovery of $2.1 million, net loss for 2012 was $17.5 million or $0.04 per common share, higher than the net loss in 2011 of $10.9 million or $0.03 per common share, due largely to higher depletion and depreciation expenses compared to the prior year. The $302.5 million non-cash charge relates to the write down of the Company’s mining interests as a result of the impairment assessment performed by the Company at December 31, 2012 (refer to the “Impairment” discussion in the Company’s Management Discussion & Analysis dated March 18, 2013).

•             Net loss in the fourth quarter of 2012, excluding the impairment charge of $302.5 million and related deferred tax recovery of $2.7 million, was $2.4 million or $0.01 per common share, an improvement from the net loss in the fourth quarter of 2011 of $5.5 million or $0.01 per common share. Including the impairment charge and the related deferred tax recovery, the net loss in the fourth quarter of 2012 is $302.2 million or $0.73 per common share.

•                  During 2012, the Company raised more than $220 million of capital to fund its growth by completing a royalty and equity investment transaction with Franco-Nevada Corporation for $50 million; completing a credit facility with Sprott Resource Lending Partners (“Sprott”) for $70.0 million, with $35.0 million from a gold-linked note drawn on July 16, 2012 and a $35.0 million standby line drawn subsequent to year end; and issuing Convertible Unsecured Debentures for an aggregate principal amount of $103.5 million. Of the funds raised, US$50.0 million was used to repay a credit facility with UniCredit Bank AG.

•                  Cash and gold bullion inventory at December 31, 2012 totaled approximately $61 million, including $48.7 million of cash and the remainder in bullion inventory (valued at market prices).

Continued Exploration Success

•                  Achieved exploration success at Timmins West Mine, including intersecting high-grade mineralization outside the existing resource around the 750 metre level at Timmins Deposit as well as 50 metres west of the existing resource at the 765 metre level at Thunder Creek.

•                  Discovered new areas of mineralization in the Highway 144 gap 850 metres south of Thunder Creek, doubled the depth of known mineralization at 144 North and intersected new mineralization at 144 South.

•                  Intersected high-grade mineralization in the North A Deep Zone at Bell Creek below the 600 metre level, verifying the continuity of the Zone and confirming the structure and orientation of the mineralization.

Outlook

The progress the Company achieved in 2012 has positioned Lake Shore Gold for higher production, reduced investment and improved cash operating costs in 2013. Production in 2013 is targeted between 120,000 to 135,000 ounces of gold. Capital investment on mine development and mill expansion projects is forecast at approximately $80 million, with an additional $10 million budgeted for exploration, largely in-mine drilling. Cash operating costs in 2013 are targeted at US$800 to US$875 per ounce, including royalties.

Based on cash and gold bullion inventory at the beginning of 2013 of approximately $61 million, $35 million received from Sprott in January 2013 and anticipated cash flows during the year, the Company is positioned to finance its planned expenditures in 2013. (All cash flow and other financial projections for 2013 are based on an assumed average gold price for the year of US$1,650 per ounce and a C$/US$ exchange rate of 1.00).

Reserve and Resource Update

The Company will be publishing updated reserve and resource estimates in connection with the filing of its 2012 Annual Information Form. The results are expected to include an increase in total probable reserves of just over 100,000 ounces reflecting the release of an initial probable reserve for Bell Creek Mine of 129,000 ounces (960,000 tonnes at an average grade of 4.2 grams per tonne). The initial reserve estimate at Bell Creek incorporates results from mining, development and detailed diamond drilling during 2012 with ounces located between the 300 and 775 levels. The majority of resources at Bell Creek are located below the 775 Level. Updated probable reserves at Timmins West Mine are estimated at approximately 798,000 ounces (following depletion of 64,177 ounces in 2012). The updated estimate is based on 4.8 million tonnes at an average grade of 5.2 grams per tonne, largely unchanged from the previous reserve estimate in May 2012.

Indicated resources (inclusive of reserves) and inferred resources at Bell Creek are expected to be similar to the levels reported in the March 2012 resource estimate. Updated resources are estimated at 4.7 million tonnes at an average grade of 4.7 grams per tonne for 710,000 ounces in the indicated category and 6.1 million tonnes at 4.6 grams per tonne for 904,000 ounces in the inferred category. Ounces included in the updated indicated resources at Timmins West Mine, inclusive of reserves, are expected to total 1,060,000 ounces (6.0 million tonnes at an average grade of 5.5 grams per tonne) compared to the 1,122,500 ounces (5.8 million tonnes at an average grade of 6.0 grams per tonne) of indicated resources in the previous estimate reported in March 2012. Inferred resources are expected to total 615,000 ounces (3.5 million tonnes at an average grade of 5.4 grams per tonne) versus the previous estimate of 791,500 ounces (4.3 million tonnes at an average grade of 5.8 grams per tonne). The reduction in inferred resources largely reflects the removal of ounces at Thunder Creek where drilling at the periphery of the deposit did not encounter sufficient continuity to maintain the ounces in inferred resources. More drilling is required to fully assess these areas.

First Quarter 2013

During the first quarter of 2013, the Company has continued to make significant progress towards completing the construction of its Timmins mining operations, which include the development of Timmins West Mine and expansion of its milling facility to a capacity of 3,000 tonnes per day. Production for the quarter is expected to total 20,500 – 23,000 ounces, representing growth of between 23% and 38% from the first quarter of 2012. Mill throughput for the quarter is expected to average approximately 2,150 tonnes per day, reflecting the impact of very cold winter conditions, unplanned maintenance in the crushing circuit and disruptions caused by the ongoing mill expansion. Mill throughput has improved in March and is averaging approximately 2,400 tonnes per day. The average grade for the quarter is estimated at 3.5 – 3.8 grams per tonne compared to the expected level of 3.9 – 4.1 grams per tonne. For the full year, the Company is targeting production of 120,000 to 135,000 ounces of gold based on the expectation of higher average throughput, improved grades and the planned increase in milling capacity to 3,000 tonnes per day in June.

Conference Call & Webcast

Lake Shore Gold will also host a conference call and webcast on Tuesday, March 19, 2013 at 10:00 am EST to discuss the Company’s full-year and fourth quarter 2012 financial and operating results. Those wishing to access the call can do so using the telephone numbers that follow. The call will also be webcast and available on the Company’s website.

Participant call-in: 416-340-2216 or 866-226-1792

Replay number: 905-694-9451 or 800-408-3053

Re-dial ID: 8256094

Available until: 11:59 pm (March 26, 2013)

Qualified Person

Mine development and operating activities at the Company’s Timmins assets are conducted under the supervision of Dan Gagnon, Senior Vice-President, Operations. Mr. Gagnon is a qualified person (“QP”) as defined by National Instrument 43-101 and has reviewed and approved the information included in this news release. Mr. Gagnon is an employee of Lake Shore Gold

The QP for the Company’s reserve estimates at Timmins West Mine and Bell Creek Mine is Natasha Vaz, P. Eng. As QP, Ms. Vaz has prepared or supervised the preparation of the scientific or technical information, and verified the underground drill data, disclosed in this press release. Ms. Vaz is an employee of Lake Shore Gold.

The QP for the Company’s resource estimates at the Timmins West Mine and Bell Creek Mine is Dean Crick, Director of Geology. As QP, Mr. Crick has prepared or supervised the preparation of the scientific or technical information, and verified the underground drill data, disclosed in this press release. Mr. Crick is an employee of Lake Shore Gold.

About Lake Shore Gold

Lake Shore Gold is a mine development and operating company that is in production and pursuing rapid growth through the advancement of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. The Company is in production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. The Company continues to have an active drilling program aimed at supporting current operations and evaluating high-priority exploration targets around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company’s expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” or “forward-looking information” within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as

“forward-looking statements.” The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company’s most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

Lake Shore Gold

(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold

(416) 703-6298

Website: www.lsgold.com